401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

February 14, 2014

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 27, 2013
File No. 333-190036

Dear Ms. McHale:

This letter is in response to the comment of the Staff contained in your letter to Alan B. Levan, dated October 17, 2013, relating to the Registration Statement on Form S-4 of BFC Financial Corporation (“BFC”) filed with the United States Securities and Exchange Commission (the “Commission”) on July 19, 2013, as amended by Amendment No. 1 thereto filed with the Commission on September 27, 2013 (such Registration Statement, as so amended, the “Registration Statement”). Set forth below is our response to the Staff’s comment. Concurrently with our submission of this letter, we are filing Amendment No. 2 to the Registration Statement (the “Amended Filing”) via the Commission’s EDGAR System. In addition to revisions responsive to the Staff’s comment, the Amended Filing also contains certain other revisions, many of which update the Registration Statement to reflect information that was included in BFC’s and BBX Capital Corporation’s respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 2013 and information regarding the acquisition of Renin Corp. For your convenience, we are providing to you under separate cover three copies of the Amended Filing, which are marked to show changes as compared to the September 27, 2013 filing, as well as three courtesy copies of this letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

BFC and BBX Capital may be unable to satisfy all the conditions..., page 20

1.	Please update your disclosure with regard to any legal proceedings. We note your prior disclosure that the SEC case was set for trial during the two-week period beginning on August 26, 2013. See BFC’s Annual Report on Form 10-K for the year ended December 31, 2012.

In accordance with the Staff’s comment, this risk factor has been revised to provide updated disclosure regarding the SEC action against BBX Capital Corporation and Alan. B. Levan. In addition, other disclosures relating to the SEC action contained in the Amended Filing, including the risk factors pertaining to BFC’s and BBX Capital’s dependence on their key management and personnel, have been revised to refer the reader to such updated disclosure instead of to the “Legal Proceedings” section of BBX Capital’s Annual Report on Form 10-K for the year ended December 31, 2012.

We have attempted to address the comment raised by the Staff regarding the Registration Statement. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4919. Thank you for your assistance.

Sincerely,

/s/ John K. Grelle
John K. Grelle Executive Vice President and Chief Financial Officer